

Mail Stop 4561

April 6, 2018

Mark P. Mader
Chief Executive Officer
Smartsheet Inc.
10500 NE 8th Street, Suite 1300
Bellevue, WA 98004

> **Re: Smartsheet Inc.**
> **Registration Statement on Form S-1**
> **Filed March 26, 2018**
> **File No: 333-223914**

Dear Mr. Mader:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose throughout the prospectus that as of January 31, 2018, you had over "74,000 domain-based customers, including 90 companies in the Fortune 100, and two-thirds of the companies in the Fortune 500." With each reference to the Fortune 100 and Fortune 500 companies, please indicate, if true, that you may not necessarily have enterprise level accounts with each of them but that you have at least one paid account associated with the domain name of the company. Further, please provide additional context regarding your relationships with the Fortune 100 and Fortune 500 companies by disclosing the number of enterprise accounts compared to team or business unit accounts you have with these companies.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

12. Share –based Compensation, page F-25

2.   When the estimated IPO price is known, please provide us with a summary including the number of share based payment awards issued during the year ended January 31, 2018 and subsequent to this date. Please include the specific dates of each grant and explain any significant differences between the fair value of your stock as determined on each of these grant dates and the midpoint of the IPO price range. The analysis should describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the valuations at each grant date.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies and
                                        Services

cc: James D. Evans, Esq.
        Fenwick & West LLP